



18000945

ON

SEC FILE NUMBER
8- 52973

FEB 27 2018

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING____01/01/2017____ AND ENDING____12/31/2017____
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Republic Securities Company, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

388 Market Street, 16th Floor

(No. and Street)

San Francisco   CA   94111
(City)   (State)   (Zip Code)

OFFICIAL USE ONLY

FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David Tateosian   (415) 296-5810
                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP

(Name – if individual, state last, first, middle name)

55 Second Street, Suite 1400   San Francisco   CA   94105
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, ___David Tateosian_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
___First Republic Securities Company, LLC_____ , as
of ___December 31_____, 20 _17_____ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____ *Signature*
Signature

President
_____
Title

_____
Notary Public

ADRIAN KRUSELL
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
June 4, 2021

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) A copy of the Exemption Report
- ☐ (p) Independent Auditors' Report on Internal Accounting Control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST REPUBLIC SECURITIES COMPANY, LLC
(A Wholly-Owned Subsidiary of First Republic Bank)

Index

December 31, 2017



KPMG LLP
Suite 1400
55 Second Street
San Francisco, CA 94105

Report of Independent Registered Public Accounting Firm

The Board of Directors
First Republic Securities Company, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of First Republic Securities Company, LLC (the Company) as of December 31, 2017, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Accompanying Supplemental Information

The supplemental information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.



We have served as the Company's auditor since 2010.

February 26, 2018

FIRST REPUBLIC SECURITIES COMPANY, LLC
(A Wholly-Owned Subsidiary of First Republic Bank)

STATEMENT OF FINANCIAL CONDITION
December 31, 2017
(in thousands, except share amounts)

ASSETS:

Cash and cash equivalents	$	64,159
Receivable from clearing organization		592
Commissions receivable		712
Receivable for unsettled trades		257
Receivable from First Republic and affiliates		5,808
Receivable from employees		12,267
Other receivables		763
Deposit with clearing broker		1,000
Prepaid expenses		741
Other assets		41
Intangible assets		785
Total assets	$	87,125

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:

Accounts payable and accrued expenses		5,653
Payable to First Republic and affiliates		4,169
Payable for unsettled trades		21
Total liabilities		9,843

MEMBER'S EQUITY:

Common stock, $0.01 par value—Authorized and outstanding 10,000 shares		—
Additional paid-in capital		22,194
Retained earnings		55,088
Total member's equity		77,282
Total liabilities and member's equity	$	87,125

See accompanying notes to financial statements.

FIRST REPUBLIC SECURITIES COMPANY, LLC
(A Wholly-Owned Subsidiary of First Republic Bank)

STATEMENT OF INCOME
Year ended December 31, 2017
(in thousands)

REVENUE:		
Agency commissions	$	5,975
Trading revenues		7,534
Other brokerage revenues		502
Margin participation revenues		2,438
Insurance and annuities		5,555
Brokerage money market mutual funds and 12b-1 trailer fees		8,085
Deposit revenues with First Republic		34,325
Revenue from First Republic and affiliate		20,231
Other revenue		751
Total revenue		85,396
EXPENSES:		
Salaries and related benefits		26,400
Clearing and administrative fees		8,932
Occupancy		1,887
Information systems		1,417
Regulatory fees		1,064
Dues and subscriptions		1,256
Professional fees		1,030
Travel and entertainment		842
Other general and administrative		1,358
Intangible asset amortization		739
Total expenses		44,925
NET INCOME	$	40,471

See accompanying notes to financial statements.

FIRST REPUBLIC SECURITIES COMPANY, LLC
(A Wholly-Owned Subsidiary of First Republic Bank)

STATEMENT OF CHANGES IN MEMBER'S EQUITY
Year ended December 31, 2017
(in thousands)

	Common Stock Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance—December 31, 2016	10	$ —	$ 22,194	$ 39,617	$ 61,811
Dividend to First Republic	—	—	—	(25,000)	(25,000)
Net income	—	—	—	40,471	40,471
Balance—December 31, 2017	10	$ —	$ 22,194	$ 55,088	$ 77,282

See accompanying notes to financial statements.

FIRST REPUBLIC SECURITIES COMPANY, LLC
(A Wholly-Owned Subsidiary of First Republic Bank)

STATEMENT OF CASH FLOWS
Year ended December 31, 2017
(in thousands)

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	40,471
Adjustments to reconcile net income to net cash provided by operating activities:		
Amortization of intangible assets		739
Changes in assets and liabilities:		
Receivable from clearing organization		663
Commissions receivable		199
Receivable for unsettled trades		(6)
Receivable from First Republic and affiliates		2,122
Receivable from employees		(657)
Other receivables		(17)
Securities purchased, not yet sold, at fair value		1
Prepaid expenses		(253)
Other assets		(41)
Accounts payable and accrued expenses		642
Payable for unsettled trades		21
Payable to First Republic and affiliates		16
Securities sold, not yet purchased, at fair value		(141)
Net cash provided by operating activities		43,759
CASH FLOWS FROM FINANCING ACTIVITIES:		
Dividend to First Republic		(25,000)
NET INCREASE IN CASH AND CASH EQUIVALENTS		18,759
CASH AND CASH EQUIVALENTS—Beginning of year		45,400
CASH AND CASH EQUIVALENTS—End of year	$	64,159

See accompanying notes to financial statements.

5

1.   ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business — First Republic Securities Company, LLC (the "Company") was formed as a Nevada limited liability company in July 2000 and is a wholly-owned subsidiary of First Republic Bank ("First Republic"), a California corporation.

The Company is a registered member of the Financial Industry Regulatory Authority, Inc. and is regulated by the Securities and Exchange Commission ("SEC") and is actively engaged in the business of providing broker-dealer services. The Company's business includes distribution of investment products and services, which involves introducing mutual funds, equity securities and fixed income securities on an agency or riskless principal basis. The Company is a full disclosure broker dealer and clears all securities transactions through a clearing broker. The Company does not hold customer accounts.

Basis of Presentation — The financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company is engaged in a single line of business as a securities broker-dealer.

Agency Commissions — The revenues are earned for the purchase and sale of equity securities on behalf of clients. Clients with full service brokerage accounts work with portfolio managers to purchase or sell exchange-traded-funds, equities, mutual funds, listed options and other securities. Clients can also transact through online services for self-directed brokerage accounts to purchase and sell securities.

Trading Revenues — The revenues are earned for the purchase and sale of fixed income securities on behalf of clients. Clients work with portfolio managers to purchase treasury, corporate, municipal and other fixed income securities as part of the overall investment portfolio strategy.

Brokerage Money Market Mutual Funds and 12b-1 Trailer Fees — The Company has selling agreements with the mutual fund companies and the clearing broker for the distribution of shares of open ended registered investment companies. The Company receives revenues for distribution of such shares to its clients from mutual fund companies and the clearing broker.

Margin Participation Revenues — In the normal course of business, the clearing broker (Pershing) charges interest on clients' accounts with debit balances. Based on the Clearing Agreement, the Company receives a share of the revenue.

Insurance and Annuities — The revenues are earned from sales of insurance and annuity products to clients.

Clearing and Administrative Fees — As an introducing broker dealer, the Company clears all securities transactions through a clearing broker (Pershing). The cost of this service includes clearing, Eagle Bank Sweep maintenance and other administrative fees.

Income Taxes — The Company has elected to be classified as a disregarded entity for federal income tax purposes. Therefore, the Company is not required to maintain a federal income tax provision. In accordance with ASC Topic 740, Income Taxes, the Company assesses its tax positions based on available positive and negative evidence and, if it concludes that it is not more likely than not that its positions will withstand an examination, the position is unrecognized in the financial statements and a liability for uncertain tax positions is booked along with respective estimated interest and penalties. At December 31, 2017, the Company had no uncertain tax positions.

Cash and Cash Equivalents — For purposes of reporting cash flows, cash and cash equivalents include cash and interest-bearing deposits with original maturities of ninety days or less.

Deposit With Clearing Broker — The Company maintains a minimum balance of $1.0 million in a deposit account with its clearing broker-dealer. In the event of a substantial change in the nature and extent of the Company's business operations, the clearing broker may request an additional amount be deposited in the deposit account.

Receivable For Unsettled Trades — During the course of normal business, the Company will periodically have receivables and payables arising from unsettled regular-way trades. Such receivables and payables are recorded on a gross basis.

Intangible Assets — Intangible assets related to customer relationships were created in July 2010 as a result of the transaction to re-establish First Republic as an independent bank. Such intangible assets are amortized on an accelerated basis over their useful lives not to exceed ten years. The Company evaluates intangible assets for impairment at least annually and whenever circumstances indicate that the carrying amount may not be recoverable. If the carrying amount is not recoverable and exceeds fair value, an impairment loss is recognized.

Use of Estimates — The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect (a) the reported amounts of assets and liabilities, (b) disclosure of contingent assets and liabilities at the date of the financial statements, and (c) the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

2.   **INTANGIBLE ASSETS**

The gross carrying value of intangible assets and accumulated amortization at December 31, 2017 is presented in the following table:

(in thousands)	Gross Carrying Value	Accumulated Amortization
Customer relationship intangibles	$ 12,250	$ 11,465

The following table presents the estimated future amortization of intangible assets as of December 31, 2017:

(in thousands)	
2018	$ 496
2019	$ 253
2020	$ 36

3. RECEIVABLES FROM EMPLOYEES

The Company periodically hires portfolio managers from other financial institutions. As an incentive to join, some portfolio managers execute an agreement with the Company to receive a transition compensation advance upon hire. Costs of such arrangements, which are included in salaries and related benefits, were $1.6 million in 2017. Normal repayments occur over the life of the advance, typically over a period that ranges from 7 to 10 years, including interest related to the financing component of the arrangement. If a portfolio manager terminates employment before the end of the agreement, any remaining outstanding balance under the agreement is payable to the Company immediately. At December 31, 2017, these receivables were $12.3 million.

The following table represents the estimated future principal repayment of the receivables:

(in thousands)		
2018	$	1,692
2019	$	1,789
2020	$	1,789
2021	$	1,625
2022	$	1,128
2023 and thereafter	$	4,319

4. RELATED PARTY TRANSACTIONS

Cash

The Company has a cash account with First Republic in the amount of $55.1 million as of December 31, 2017.

Expense Sharing

The Company and First Republic have an expense-sharing agreement for rent and certain general and administrative expenses for certain employees involved in assisting the operations efforts related to Money Market Mutual Funds. First Republic computes the cost per employee for these expenses and charges the Company. In addition, salaries and benefits of these certain employees are also allocated by First Republic and are paid by the Company. First Republic allocated $5.9 million for such expenses for the year ended December 31, 2017, which are recorded in their respective categories in the Statement of Income.

Revenue Sharing

First Republic shares with the Company the revenues related to "Eagle Bank Sweep" product. As a part of the Eagle Bank Sweep product, uninvested cash in a client's brokerage account is swept overnight into an omnibus checking or money market checking account at First Republic. In addition, the Company earned revenues for referring other bank deposit products to First Republic.

The following table presents the deposit revenues with First Republic for the year ended December 31, 2017:

(in thousands)

Deposit revenues with First Republic - Eagle Bank Sweep	$	28,693
Deposit revenues with First Republic - Other deposits		5,632
Total	$	34,325

First Republic pays the Company management fees related to the training and licensing of First Republic's licensed representatives, which is recorded as income from First Republic and affiliate. The Company has a revenue sharing agreement with First Republic Investment Management, Inc. (FRIM). FRIM is a registered investment adviser and a wholly-owned subsidiary of First Republic. FRIM manages assets for individuals and institutions in equities, fixed income, balanced and alternative investment accounts. The Company provides custody and trading services for certain FRIM customer accounts, training and licensing to FRIM registered representatives and shares the Company's personnel for certain operational functions for the benefit of FRIM. In addition, the Company acts as a private placement agent for unregistered securities issued by FRIM. The Company is paid for these services and the payments are recorded as revenue from First Republic and affiliate in the Statement of Income.

The following table presents the revenue from First Republic and FRIM for the year ended December 31, 2017:

(in thousands)

First Republic Bank—Training and licensing	$	1,440
FRIM—Custody, trading, training, licensing and back office		17,997
FRIM—Private Placement Agent		794
Total	$	20,231

The Company has a revenue sharing agreement with First Republic for the revenue derived from money market mutual fund activities that are referred to First Republic. The revenue received by the Company for this money market mutual fund activity was $4.6 million for the year ended December 31, 2017 and is included in brokerage money market mutual funds and 12b-1 trailer fees on the accompanying statement of income.

5. SHARE-BASED COMPENSATION

Certain of the Company's employees participate in First Republic's stock award plan and have been granted stock options and restricted stock units ("RSUs"). Compensation expense is recorded based on the fair value of the stock award at the date of grant and recognized over the vesting period. The fair value of stock options are estimated on the date of grant using a Black-Scholes valuation model. RSUs are valued at the closing market price of First Republic's common stock at the date of grant. The Company recognized $616,000 of expense associated with stock awards for the year ended December 31, 2017, which are recorded in salaries and related benefits.

6. COMMITMENTS AND CONTINGENCIES

The Company's customers' transactions are introduced to its clearing broker (Pershing) for execution, clearance and settlement. Customers are required to complete their transactions on settlement date,

generally two business days after trade date. If customers do not fulfill their contractual obligation to Pershing, the Company may be required to reimburse Pershing for losses on these obligations. The Company has established procedures to reduce this risk by monitoring trading within accounts and requiring deposits in excess of regulatory requirements.

From time to time, the Company is named in judicial, arbitration and regulatory matters arising in connection with its business. In accordance with ASC 450, *Contingencies*, the Company reviews the need for any loss contingency reserves and establishes reserves when, in the opinion of management, it becomes probable a matter will result in a liability and the amount of loss, if any, can be reasonably estimated. There are no active cases against the Company.

7.   REGULATORY REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2017, the Company had net capital, as defined by SEC Uniform Net Capital Rule 15c3-1, of $11.4 million, which was $10.4 million in excess of its required net capital of $1.0 million. The ratio of aggregate indebtedness to net capital is 0.50 to 1 as of December 31, 2017.

The Company is exempt from Rule 15c3-3 under paragraph (k)(2)(ii) of the Securities Exchange Act of 1934 relating to the determination of reserve requirements because it does not maintain customer accounts or take possession of customer securities. Transactions are cleared on a fully-disclosed basis through Pershing LLC, a wholly owned subsidiary of The Bank of New York Mellon Company.

8.   SUBSEQUENT EVENTS

The Board of Directors of the Company has approved a dividend of $40.0 million to First Republic payable on March 9, 2018. The dividend payment will not have any adverse impact on the Company's operations or regulatory capital.

FIRST REPUBLIC SECURITIES COMPANY, LLC
(A Wholly-Owned Subsidiary of First Republic Bank)

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2017
(in thousands)

NET CAPITAL:

Total member's equity	$	77,282
Less non allowable assets and other deductions or charges:		
Cash with First Republic		55,127
Allowable cash with First Republic		(5,035)
Receivable from First Republic, net		240
Receivable from First Republic Investment Management Inc., net		1,399
Prepaid expenses, other non allowable receivables and intangible assets		14,183
Other deductions and/or charges		—
NET CAPITAL	$	11,368

AGGREGATE INDEBTEDNESS:

Accounts payable, accrued expenses and other payable	$	5,674
TOTAL AGGREGATE INDEBTEDNESS	$	5,674

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:

Net capital required - greater of $1,000 or 6-2/3% of aggregate indebtedness	$	1,000
Net capital in excess of requirements	$	10,368
Ratio of aggregate indebtedness to net capital		50%

There are no material differences between the above Computation of Net Capital under Rule 15c3-1 and that filed with First Republic Securities Company, LLC's unaudited December 31, 2017, FOCUS report, as filed on January 22, 2018.

FIRST REPUBLIC SECURITIES COMPANY, LLC
(A Wholly-Owned Subsidiary of First Republic Bank)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OF CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2017

The Company is exempt from Rule 15c3-3 under paragraph (k)(2)(ii) of the Securities Exchange Act of 1934 relating to the determination of reserve requirements because it does not maintain customer accounts or take possession of customer securities. Transactions are cleared on a fully-disclosed basis through Pershing LLC, a wholly owned subsidiary of The Bank of New York Mellon (BNY Mellon).

FIRST REPUBLIC SECURITIES COMPANY, LLC
(SEC Identification No. 8-52973)
Exemption Report
December 31, 2017
(With Report of Independent Registered Public Accounting Firm Thereon)



KPMG LLP
Suite 1400
55 Second Street
San Francisco, CA 94105

Report of Independent Registered Public Accounting Firm

The Board of Directors
First Republic Securities Company, LLC:

We have reviewed management's statements, included in the accompanying Rule 17a-5 Exemption Report (the Exemption Report), in which (1) First Republic Securities Company, LLC (the Company) identified the following provisions of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(2)(ii) (the exemption provisions); and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2017 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

February 26, 2018



FIRST REPUBLIC SECURITIES COMPANY, LLC
It's a privilege to serve you*

First Republic Securities Company, LLC
(A Wholly Owned Subsidiary of First Republic Bank)
February 26, 2018

Re: Rule 17a-5 Exemption Report For 2017

First Republic Securities Company, LLC, a securities broker, is hereby claiming exemption from paragraph (k) of Exchange Act Rule 15c3-3 (the "exemption provisions") under (k)(2)(ii) as stated below (the "identified exemption provisions"):

- First Republic Securities Company, LLC, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of §§240.17a-3 and 240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer.
- First Republic Securities Company, LLC, met the above identified exemption provisions throughout the most recent fiscal year without exception.

David Tateosian
President
First Republic Securities Company, LLC

FIRST REPUBLIC SECURITIES COMPANY, LLC
(SEC Identification No. 8-52973)
Report of Independent Registered Public Accounting Firm on Applying
Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)
January 1, 2017 - December 31, 2017



KPMG LLP
Suite 1400
55 Second Street
San Francisco, CA 94105

Report of Independent Registered Public Accounting Firm on
Applying Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)

The Board of Directors
First Republic Securities Company, LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the Securities Investor Protection Corporation (SIPC) Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2017, which were agreed to by First Republic Securities Company, LLC (the Company) and SIPC, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, and noted no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Form X-17A-5 Part III for the year ended December 31, 2017, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2017, and noted no difference; and

3. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments, and noted no differences;

We were not engaged to, and did not, conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties referred to in the first paragraph of this report, and is not intended to be and should not be used by anyone other than these specified parties.



February 26, 2018

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended __12/31/2017__
(Read carefully the Instructions in your Working Copy before completing this Form)

SIPC-7

(35-REV 6/17)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
7*7****1088**************ALL FOR AADC 940
52973   FINRA   DEC
FIRST REPUBLIC SEC CO LLC
ATTN ACCOUNTING DEPT
388 MARKET ST 12TH FL
SAN FRANCISCO, CA 94111-5311
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Ramesh Patel (415)296-5809

2. A. General Assessment (item 2e from page 2) $_____100,704_____

    B. Less payment made with SIPC-6 filed (**exclude interest**)   (_____46,483_____)
       __7/12/2017__
        Date Paid

    C. Less prior overpayment applied   (_____)

    D. Assessment balance due or (overpayment)   _____54,221_____

    E. Interest computed on late payment (see instruction E) for_____days at 20% per annum   _____

    F. Total assessment balance and interest due (or overpayment carried forward) $_____

    G. PAYMENT: √ the box
       Check mailed to P.O. Box [ ] Funds Wired [ ]
       Total (must be same as F above) $_____54,221_____

    H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

First Republic Securities Company, LLC
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Dated the __17__ day of __January__, 20__18__.

Ramesh Patel, VP & Division Controller
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

Dates:
   _____ _____ _____
   Postmarked Received Reviewed

Calculations_____   Documentation_____   Forward Copy_____

Exceptions:

Disposition of exceptions:

SIPC REVIEWER

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1, 2017
and ending December 31, 2017

Item No.

Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 85,395,471

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 9,327,226

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 8,931,963

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $

Enter the greater of line (i) or (ii)

Total deductions 18,259,189

2d. SIPC Net Operating Revenues $ 67,136,282

2e. General Assessment @ .0015 Rate effective 1/1/2017 $ 100,704

(to page 1, line 2.A.)

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